

January 13, 2014

<u>Via E-mail</u>
Joseph R. Ianniello
President and Treasurer
CBS Outdoor Americas Inc.
405 Lexington Avenue, 17th Floor
New York, NY 10174

> **Re:** **CBS Outdoor Americas Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 20, 2013**
> **File No. 333-189643**

Dear Mr. Ianniello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 45</u>

1. We note your revisions to your filing. Please specifically disclose the amount of net proceeds that will be paid to a wholly owned subsidiary of CBS and specifically disclose the amount of remaining net proceeds that will be used for corporate purchase and ongoing cash needs.

<u>Dilution, page 49</u>

2. Please revise your filing to explicitly disclose that this section does not reflect the impact of the Purging Distribution(s), as the impact cannot be determined. This comment also applies to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements beginning on page 54.

CBS Outdoor Americas Audited Combined Consolidated Financial Statements, page F-15

Notes to Combined Consolidated Financial Statements, page F-21

2) Summary of Significant Accounting Policies, page F-22

Billboard Property Lease and Transit Franchise Expenses, page F-23

3.   We note your revised disclosure on page 2 that a substantial number of leases allow you
        to abate rent and/or terminate the lease agreement in certain circumstances. Please tell us
        how you considered this clause in your determination of the lease term and the minimum
        lease payments. Further, we note your revision to your filing on page F-37 that the table
        excludes cancellable leases; please tell us how you determined these leases are
        cancellable. Additionally, tell us whether or not the leases discussed on page 2 are
        included in these cancellable leases referred to on page F-37. Within your response,
        please reference the authoritative accounting literature management relied upon. We may
        have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David E. Shapiro, Esq.